SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of December, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: December 13, 2004

FOR IMMEDIATE RELEASE

                 EZCHIP WINS FABLESS SEMICONDUCTOR ASSOCIATION'S
                     OUTSTANDING FINANCIAL PERFORMANCE AWARD

SAN JOSE, CALIF - DECEMBER 13, 2004 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, has been honored the Fabless Semiconductor Association's (FSA) Outstanding Financial Performance by a Private Company award. The FSA presented EZchip with the award at its 2004 Awards Dinner Celebration on December 9, 2004 at the Santa Clara Convention Center in Santa Clara, Calif.

"This award acknowledges EZchip's leadership facilitated through our NP-1c 10-Gigabit network processor," said Eli Fruchter, President and CEO of EZchip. "Our upcoming NP-2 network processor further substantiates our technological lead and increases our addressable market. Coupled with a growing customer base and sound financial state, EZchip continues to solidify its strong market position."

"EZchip has demonstrated strong financial performance over the past eight quarters, achieving the qualifications for this award," said Jodi Shelton, co-founder and executive director of the FSA. "We congratulate the company for its success in developing high speed, highly integrated network processors."

ABOUT EZCHIP TECHNOLOGIES
EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough technology provides packet processing, classification and traffic management on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible processing enables a wide range of applications for the metro, carrier-edge and core-enterprise. For more information on EZchip, visit our web site at http://www.ezchip.com.

ABOUT THE FABLESS SEMICONDUCTOR ASSOCIATION
The FSA is the voice of the global fabless business model. Incorporated in 1994, the Association positively impacts the growth and return on invested capital of this business model to enhance the environment for innovation. The FSA provides a platform for meaningful global collaboration between fabless companies and their partners; provides members with timely research and resources; and identifies, debates, and discusses business and technical issues. FSA members include fabless companies and their supply chain and service partners and represent more than 21 countries spanning North America, Asia-Pacific, Europe and the Middle East. www.fsa.org

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

Contact: Daureen Green, EZchip Technologies, ++972-4-959-6677, dgreen@ezchip.com